

Jon Tapper · 3rd

Director Of Communications at Voatz

Greater Boston · Contact info

500+ connections

Voatz

Northeastern University

Experience

Director Of Communications
Voatz · Full-time
Jun 2020 – Present · 1 yr 5 mos
Boston, Massachusetts, United States

Executive Vice President
617MediaGroup
Jun 2019 – Jun 2020 · 1 yr 1 mo
Boston, Massachusetts

Senior Partner
Melwood Global
Oct 2005 – Mar 2019 · 13 yrs 6 mos
Boston, Massachusetts, United States

Vice President
Regan Communications
Mar 2003 – May 2006 · 3 yrs 3 mos
Boston, Massachusetts, United States

Deputy Team Lead
Department of Defense - Strategic Operations for Low-Intensity Conflict
Feb 2005 – Aug 2005 · 7 mos
Kabul, Afghanistan

Show 4 more experiences

Education

Northeastern University
BA, Journalism